Exhibit 21.1

KNIGHT TRANSPORTATION, INC.
SUBSIDIARIES

1.	Knight Refrigerated, LLC, an Arizona limited liability company

2.	Knight Brokerage, LLC, an Arizona limited liability company

3.	Knight Transportation Services, Inc., an Arizona corporation

4.	Knight Truck & Trailer Sales, LLC, an Arizona limited liability company

5.	Quad-K Leasing, Inc., an Arizona corporation

6.	Knight Management Services, Inc., an Arizona corporation

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